Exhibit 3.37

State of Delaware Secretary of State Division of Corporations Delivered 01:23 PM 05/05/2014 FILED 01:20 PM 05/05/2014 SRV 140561422 – 5527823 FILE

CERTIFICATE OF FORMATION

OF

ARP RANGELY PRODUCTION, LLC

1. The name of the limited liability company is ARP Rangely Production, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ARP Rangely Production, LLC this 5th day of May, 2014.

By:
Rosemary Morice, Authorized Person